UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 001-34780
CUSIP NUMBER: 349862300

 NOTIFICATION OF LATE FILING

(Check One)

☒	Form 10-K	☐	Form 20-F	☐	Form 11-K

☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Forward Industries, Inc.

Full Name of Registrant

Former Name if Applicable

477 Rosemary Ave., Suite 219

Address of Principal Executive Office (Street & Number)

West Palm Beach, FL 33401

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Due to unanticipated delays in the collection and compilation of certain information required to be included in the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013 (the “Report”), and the necessity for the auditors to accordingly complete their audit, the Registrant is unable to file its Report within the prescribed time period without unreasonable effort and expense.  The Report will be filed on or before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
James O. McKenna	(561)	465-0030
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?	☒Yes	☐No

If answer is no, identify report(s).

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

	☒Yes	☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reasons why a reasonable estimate of the result cannot be made.

The Registrant has not yet filed its Report due to unanticipated delays in the collection and compilation of certain information required to be included in the Report. Accordingly, the Registrant cannot make a reasonable estimate of the change in results of operations at this time as the results of operations for this period are still under review. However, the Registrant anticipates that there will be a significant improvement in its net loss, consistent with the Registrant’s financial results during the previous three quarters, as a result of, among other things, the Registrant’s restructuring of its Asia-based sourcing and quality assurance operations and its decision to exit its global retail business to focus solely on growing its OEM (original equipment manufacturer) business, each of which resulted in significant cost and expense savings.

Forward Industries, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 30, 2013	By:	/s/ James O. McKenna
James O. McKenna, Principal Financial Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).